HYNES & HOWES INSURANCE COUNSELORS, INC.
                 Computation of Earnings (Loss) Per Common Share
       For the Three Months and Six Months Ended March 31, 1997 and 1996
                                   (Unaudited)


                                  Three Months Ended        Six Months Ended
                                        March 31,               March 31,
                                    1997        1996         1996        1997

Common Shares Outstanding:

  Beginning of Period         11,226,699  11,226,699   11,226,699  11,226,699

  End of Period               11,226,699  11,226,699   11,226,699  11,226,699

Average Number of Shares
  Outstanding for the Period  11,226,699  11,226,699   11,226.699  11,226,699

  Net Income (Loss)           $   (5,943) $    1,220   $    3,666  $    7,586

Earnings (Loss) Per Common Share:

   Net Income                 $     0.00  $     0.00   $     0.00  $     0.01